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Exhibit 12.1

United Therapeutics Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
	2009	2008	2007	2006	2005
	As adjusted (1) in thousands, except ratio
Earnings:
Earnings (losses) from continuing operations before income taxes	$18,767	$(83,721)	$4,477	$37,973	$47,522

Add:
Loss from equity investee	141	226	321	491	754
Fixed charges	18,326	17,357	16,855	3,589	29
Less: Capitalized interest	(5,154)	(4,757)	(689)	—	—

Earnings, as adjusted	$32,080	$(70,895)	$20,964	$42,053	$48,305

Fixed charges:
Interest expense(2)	$12,875	$11,439	$14,281	$2,417	$29
Capitalized interest	5,154	4,757	689	—	—
Portion of rentals representative of interest factor	297	1,161	1,885	1,172	—

Fixed charges	$18,326	$17,357	$16,855	$3,589	$29

Ratio of earnings to fixed charges	1.75	(4.08)	1.24	11.72	1,665.69

Excess of fixed charges over earnings	$—	$88,252	$—	$—	$—

(1)
Years ended December 31, 2006 through 2008 have been adjusted for the retrospective adoption of Financial Accounting Standards Board Accounting Standards Codification™ 470-20, Debt with Conversion Options and Other Options, formerly provided under FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement (FSP APB 14-1).

(2)
Includes amortization of debt discount and issue costs.

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in United Therapeutics Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.

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  Exhibit 12.1
United Therapeutics Corporation Ratio of Earnings to Fixed Charges (Unaudited)